Cane Clark LLP				3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Scott P. Doney~	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: cwiener@caneclark.com

June 20, 2006

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION-Division of Corporation Finance
100 F. Street NE
Washington, D.C. 20549-7010

Attention: Donna Levy and Lilly Dang

Re: Delta Oil & Gas Inc.

Registration Statement on form 10-SB
Filed May 12, 2006
File No. 0-52001
Form 10-KSB for the fiscal year ended December 31, 2005
Filed April 17, 2006
File No. 333-82636
Form 10-QSB for the fiscal quarter ended March 31, 2006
Filed May 15, 2006
File No. 0-52001

____________________________________________________________________

I write on behalf of Delta Oil & Gas, Inc. (the “Company”) to confirm that I spoke with Ms. Lilly Dang on June 19, 2006 and requested an extension in which to respond to the comments received in a letter from the Commission dated June 9, 2006. Pursuant to this conversation, Ms. Dang agreed to grant the Company and extension to respond on or before June 30, 2006. The Company expects to respond to these comments on or before June 30, 2006.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank you.

Sincerely,

/s/ Chad Wiener
Chad Wiener, Esq.
CANE CLARK LLP